November 8, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Laurie Abbott

Re:	Aehr Test Systems
Registration Statement on Form S-3
Originally filed October 25, 2016
File No. 333-214218

Acceleration Request

Requested Date: November 11, 2016
Requested Time: 9:00 A.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aehr Test Systems (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 (File No. 333-214218) (the “Registration Statement”), effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant hereby authorizes each of Mark Reinstra and Bradley Kondracki, attorneys with the Registrant’s outside legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, to orally modify or withdraw this request for acceleration.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Mr. Reinstra at (650) 320-4566.

Sincerely,

AEHR TEST SYSTEMS

By:	/s/ Kenneth B. Spink
Kenneth B. Spink
Chief Financial Officer and Vice President of Finance

cc:	Gayn Erickson, Aehr Test Systems
Mark L. Reinstra, Wilson Sonsini Goodrich & Rosati, P.C.
Bradley Kondracki, Wilson Sonsini Goodrich & Rosati, P.C.